Exhibit 99.1

Cuit 30-70496280-7

May 6, 2014

Buenos Aires

To: Comisión Nacional de Valores (National Securities Exchange Commission)

Re: Relevant Information

To whom it may concern,

We are writing to inform you that within the timeframe established by Article 94 of Law No. 26.831, Grupo Financiero Galicia S.A. has made the publications required and has deposited the total amount of the remaining shares held by third parties of Banco de Galicia y Buenos Aires S.A. in the amount of 49,318,398 pesos.

Yours faithfully,

A. Enrique Pedemonte

Authorized – Attorney-in-law

Grupo Financiero Galicia

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.